UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1 )*



		ACCURAY INC.

(Name of Issuer)

		Common Stock
(Title of Class of Securities)

		004397105
(CUSIP Number)

		12/31/2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 004397105

1.  Names of Reporting Persons.
Lapides Asset Management, LLC
13-4300774

2.  Check the Appropriate Box if a Member of a Group
Not Applicable

3.  SEC Use Only

4.  Source of Funds (See Instructions)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
Not Applicable

6.  Citizenship or Place of Organization
Connecticut

   Number of Shares
   Beneficially
   Owned by
   Each Reporting
   Person With:

7.  Sole Voting Power
2,651,600

8.  Shared Voting Power
none

9.  Sole Dispositive Power
3,109,400

10.  Shared Dispositive Power
None

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
3,109,400

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable

13.  Percent of Class Represented by Amount in Row (11)
4.2

14.  Type of Reporting Person (See Instructions)
IA

CUSIP No. 004397105

ITEM 1.
(a) Name of Issuer: ACCURAY INC.

(b) Address of Issuer's Principal Executive Offices:
		1310 Chesapeake Terrace
		Sunnyvale, CA 94089
ITEM 2.
(a) Name of Person Filing: Lapides Asset Management, LLC ("Lapides")

(b) Address of Principal Business Office, or if None, Residence:
	500 W. Putnam Avenue
	4th Floor
	Greenwich, CT 06830

(c) Citizenship:
	Lapides is a Connecticut limited liability company

(d) Title of Class of Securities:
common stock ($.01) par value (the "Stock")

(e) CUSIP Number: 004397105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d -2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(e) 	[X]	An investment adviser in accordance with  ss.240.13d-
1(b)(1)(ii)(E)

ITEM 4. OWNERSHIP.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Item 9 of Cover Pages
(b) Percent of class: see Item 11 of Cover Pages
(c) Number of shares as to which such person has:
(i)  Sole power to vote or to direct the vote
	See Item 7 of Cover Pages.
(ii) Shared power to vote or to direct the vote
	See Item 8 of Cover Pages.
(iii) Sole power to dispose or to direct the disposition of See Item 9 of Cover Pages.
(iv) Shared power to dispose or to direct the disposition of See Item 10 of Cover Pages.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not Applicable

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Funds managed on a discretionary basis by Lapides are known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sales of such securities. None of the partners or funds beneficially own more than 5% of the stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
Not Applicable

ITEM 10. CERTIFICATIONS.
(a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

(b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

"By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2014
(Date)
James F. Betz
(Signature)
James F. Betz, Chief Operating Officer
(Name/Title)


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)